PIMCO CALIFORNIA MUNICIPAL INCOME FUND

1633 Broadway

New York, New York 10019

July 26, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:  PIMCO California Municipal Income Fund (File Nos. 811-10379 and 333-219183)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), PIMCO California Municipal Income Fund (the “Fund”) hereby requests that the Securities and Exchange Commission (the “Commission”) withdraw the Fund’s registration statement on Form N-2 (together with all amendments and exhibits thereto) originally filed with the Commission on July 6, 2017 (Accession No. 0001193125-17-223109), in connection with a proposed registration of the Fund’s common shares of beneficial interest (together with all amendments and exhibits thereto, the “Registration Statement”). No securities were issued or sold pursuant to the Registration Statement.

Pursuant to paragraph (b) of Rule 477 of the Securities Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (949) 467-8369.

Sincerely,

PIMCO CALIFORNIA MUNICIPAL INCOME FUND

By:
Wu-Kwan Kit
Vice President, Senior Counsel and Secretary